Exhibit 99.2.

REPORT ON MATERIAL INFORMATION

“ADMISSION OF ISSUER’S SECURITIES FOR TRADING WITHOUT LISTING PROCEDURE”

1.                              General Information

1.1.                      Issuer’s full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications “Rostelecom”.

1.2.                      Issuer’s short proprietary name: OJSC Rostelecom.

1.3.                      Location: 15 Dostoevskogo st., St. Petersburg, 191002, Russian Federation.

1.4.                      State Registration Number (OGRN): 1027700198767.

1.5.                      Taxpayer’s Identification Number (TIN): 7707049388.

1.6.                      Issuer’s unique code assigned by registration authority: 00124-A.

1.7.                    Web-site used by the Issuer to disclose information: www.rt.ru/centr-invest/financial/fsfr/facts

2.                              Material Information

2.1.                      Full proprietary name of the stock exchange: Open Joint Stock Company “Russian Trading System “Stock Exchange”.

2.2.                      Type and category of listed securities of the Issuer: registered paperless ordinary shares (state registration number: 1-01-00124-A as of September 9, 2003).

2.3.                      Under the decision of Management Board Chairman of Open Joint Stock Company “Russian Trading System “Stock Exchange” dated April 27, 2009 registered paperless ordinary shares of Issuer were included in the list “Securities admitted to trade without undergoing the listing procedure”.

3.                              Signature

3.1.                      Deputy General Director —

Finance Director	s/s	Anton A. Khozyainov

3.2.                      Date: May 7, 2009